At registrant's Annual Meeting on April 30, 2015, stockholders voted on the following matters reportable under this Sub-Item:

1) a proposal to amend registrant's fundamental investment policy on investments in commodities or commodities contracts, with 47,374,726 shares voted for and 7,676,435 shares voted against the proposal;

2) a proposal to approve registrant providing investment advisory services to outside accounts, with 39,608,195 shares voted for and 6,805,750 shares voted against the proposal; and

3) a proposal from a stockholder recommending that the Board of Directors consider causing registrant to conduct a self-tender offer for all of the registrant's outstanding shares, with 12,850,052 voted for and 41,678,710 voted against the proposal.